               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                            FORM N-8A

                  NOTIFICATION OF REGISTRATION
              FILED PURSUANT TO SECTION 8(a) OF THE
                 INVESTMENT COMPANY ACT OF 1940

         The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:  Alliance International Premier Growth Fund, Inc.

Address of Principal Business Office
  (No. & Street, City, State, Zip Code):

              1345 Avenue of the Americas
              New York, New York 10105

Telephone Number (including area code):  (212) 969-1000

Name and address of agent for service of process:

              Edmund P. Bergan, Jr.
              c/o Alliance Capital Management L.P.
              1345 Avenue of the Americas
              New York, New York 10105

Check Appropriate Box:

    Registrant is filing a Registration Statement pursuant to
    Section 8(b) of the Investment Company Act of 1940
    concurrently with the filing of Form N-8A:
              YES   /x/      NO   / /

                           SIGNATURES

         Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in The City of New York and State of New York on the 1st day of December 1997.

              Alliance International Premier Growth Fund, Inc.

              By: /s/ Edmund P. Bergan, Jr.
                ___________________________
                   Edmund P. Bergan, Jr.
                   Chairman and President

Attest: /s/ Domenick Pugliese
        _____________________
         Domenick Pugliese
         Assistant Secretary







































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